SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of January, 2003

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                   258 Attwell Drive, Toronto, Ontario M9W 5B2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

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Included in this Report on Form 6-k:

2002 FOURTH QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS
  RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

PRESS RELEASE January 14, 2003

2002 FOURTH QUARTER FINANCIAL STATEMENTS (unaudited)

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POLYAIR INTER PACK INC
FOURTH QUARTER 2002 RESULTS
OCTOBER 31, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS
RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

Results of Operations


     The company's net sales increased 10% to $34.2 million in the fourth quarter and 7% to $119.4 million in the twelve months of 2002 compared to the same periods in 2001. The increase in net sales reflects increased unit volumes for certain products, partially offset by changes in product mix and lower average selling prices for certain products.

     Sales of packaging products for the fourth quarter increased 12% to $24.1 million from $21.4 million in the comparable 2001 period. For the year, sales of packaging products increased 6% to $85.2 million from $80.4 million in the comparable 2001 period. Sales of products for use in the logistic and fulfillment market continued to contribute significantly to the increase in packaging sales partially offset by lower average selling prices for certain products.

     Sales of pool products for the fourth quarter increased 5% to $10.1 million from $9.6 million in the comparable 2001 period. For the year, pool product sales increased 9% to $34.2 million from $31.3 million in the comparable 2001 period. Sales increased due to higher unit volumes in the majority of the product lines.

     Gross profit for the fourth quarter increased by 10% to $8.7 million from $7.9 million in the comparable 2001 period. For the year, gross profit increased 21% to $28.4 million from $23.5 million in the comparable 2001 period. As a percentage of sales, gross profit for the fourth quarter was 26% and for the year was 24% compared to 25% and 21% respectively. This increase was due to lower material costs, favorable product mix and higher overhead absorption due to increased volumes.

     As a percentage of sales, selling and administrative expenses were 1.5% higher in the fourth quarter and 0.1% higher for the year of 2002 compared to the fourth quarter and twelve months of 2001. The variance was due to higher compensation costs in the fourth quarter over the prior year.

     Operating profit decreased by $0.1 million to $3.5 million in the fourth quarter of 2002 compared to $3.6 million in the fourth quarter of 2001. Operating profit increased by $3.6 million to $9.3 million for the year compared to $5.7 million in the twelve months of 2001. As a percentage of sales, operating profit in the fourth quarter decreased to 10% compared to 12% in the fourth quarter of 2001. This was due to the increase in SG&A as mentioned earlier plus, during the quarter PSC Moulding, a subsidiary, reported an operating loss of $0.1 million resulting from consolidation of its facilities. Operating profit for the year, increased to 8% compared to 5% in the twelve months of 2001. This increase was due to improved manufacturing efficiencies, favorable product mix and higher overhead absorption due to increased sales volumes.

     Net interest expense decreased by 25% to $406,000 in the fourth quarter of 2002 compared to $544,000 in the fourth quarter of 2001. Net interest expense decreased by 34% to $1.7 million for the year compared to $2.6 million in the twelve months of 2001, due to lower average borrowings and lower interest rates.

Liquidity and Capital Resources

     The company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

     At October 31 2002, the company had total debt, net of cash and short-term investments, of $18.9 million compared to $29.8 million at the end of fiscal 2001. Unused available borrowing capacity was approximately $9.2 million at the end of 2002 compared to $6.9 million in the previous year.

     Inventories decreased by $2.9 million to $10.8 million from $13.7 million in the previous year due to a reduction in seasonal pool products and lower resin inventory levels held at year-end.

     The company entered into a new $56 million multi-year credit facilities in June 2002 with LaSalle Business Credit, LaSalle Business Credit Canada and Wells Fargo Business Finance Inc. to replace its current facility. The credit utilization of the new facility was approximately $24 million at funding date and is currently at $18.9 million.





Certain information included in this document contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of certain product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc.



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Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: June 27, 2003                      By:/s/JOHN FOGLIETTA
                                         John Foglietta, Chief Finacial Officer